MAGFAST, LLC
FINANCIAL STATEMENTS
(TOGETHER WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT)
FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018

"Unaudited"

"Unaudited"

MAGFAST, LLC
FINANCIAL STATEMENTS
TABLE OF CONTENTS
FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members
MAGFAST, LLC
Cornwall-on-Hudson, NY

We have reviewed the accompanying financial statements of MAGFAST, LLC (the Company), which comprise the balance sheets as of December 31, 2019 and 2018 and the related statements of operations and members' equity (deficit), cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in cope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with the Statements of Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United Statements of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has suffered recurring losses from operations, requires additional capital for its contemplated business activities to take place, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Galleros Robinson

Galleros Robinson
Certified Public Accountants
New York, NY
November 10, 2020

"Unaudited"

MAGFAST, LLC
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

		2019		2018
ASSETS				
Current Assets				
Cash - Operating	$	451,398	$	16,229
Cash - Merchant Processor Held Reserves		734,337		538,675
Total Current Assets		**1,185,735**		**554,904**
Other Assets				
Website Costs, Net of Accumulated Amortization of $148,625 and $38,891, Respectively		276,430		194,455
Total Other Assets		**276,430**		**194,455**
Total Assets	$	**1,462,165**	$	**749,359**
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)				
Current Liabilities				
Accounts Payable and Accrued Expenses	$	332,185	$	67,433
Notes Payable, Including Accrued Interest Expense of $62,500 and $62,500, Respectively		127,084		127,084
Customer Advance Payments		4,766,037		1,911,052
Total Current Liabilities		**5,225,306**		**2,105,569**
Total Liabilities		**5,225,306**		**2,105,569**
Members' Equity (Deficit)		(3,763,141)		(1,356,210)
Total Liabilities and Members' Equity (Deficit)	$	**1,462,165**	$	**749,359**

See independent accountant's review report and the accompanying notes to the financial statements.

MAGFAST, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018

	2019	2018
Revenue	$ -	$ -
Operating Expenses		
Advertising and Promotion	1,212,796	348,785
Research and Product Development Costs	375,681	270,417
Professional Fees	426,210	87,544
General and Administrative	262,410	75,696
Travel	20,464	2,135
Amortization	109,734	38,891
Total Operating Expenses	**2,407,295**	**823,468**
Loss from Operations	**(2,407,295)**	**(823,468)**
Other Income (Expenses)		
Other Income	364	1,454
Interest Expense	-	(62,500)
Total Other Income (Expenses)	**364**	**(61,046)**
Net Loss	**(2,406,931)**	**(884,514)**
Members' Equity (Deficit) - Beginning	(1,356,210)	(471,696)
Members' Equity (Deficit) - Ending	**$ (3,763,141)**	**$ (1,356,210)**

See independent accountant's review report and the accompanying notes to the financial statements.

MAGFAST, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018

	2019	2018
Cash Flows from Operating Activities		
Net Loss	$ (2,406,931)	$ (884,514)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities		
Amortization	109,734	38,891
Changes in Assets and Liabilities:		
Accounts Payable and Accrued Expenses	264,752	122,575
Customer Advance Payments	2,854,985	1,116,996
Net Cash Provided by Operating Activities	**822,540**	**393,948**
Cash Flows from Investing Activities		
Website Development Costs	(191,709)	(233,347)
Net Cash Used by Investing Activities	**(191,709)**	**(233,347)**
Cash Flows from Financing Activities		
Proceeds from Notes Payable	-	64,584
Net Cash Provided by Financing Activities	**-**	**64,584**
Net Increase in Cash	**630,831**	**225,185**
Cash - Beginning of Period	554,904	329,719
Cash - End of Period	**$ 1,185,735**	**$ 554,904**
Supplemental Disclosures:		
Cash Paid for Interest	$ -	$ -
Cash Paid for Income Taxes	$ -	$ -
Presentation of Cash on Balance Sheet:		
Cash - Operating	$ 451,398	$ 16,229
Cash - Merchant Processor Held Reserves	734,337	538,675
Cash - End of Period	**$ 1,185,735**	**$ 554,904**

See independent accountant's review report and the accompanying notes to the financial statements.

4

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MAGFAST, LLC (the "Company") is a Delaware limited liability company formed on October 3, 2017. The Company's headquarters are located in Cornwall-on-Hudson, New York. The Company was created with the transfer of the assets and liabilities of a company (MAGFAST LLC (NY), subsequently Mischievous LLC) owned by the two founding members of the Company, and the continuation of that company's operational business (the MAGFAST Business) as part of a Contribution and Assumption Agreement dated October 15, 2017.

The Company's planned principal operations will be the design, manufacturing, and sale of a line of magnetized battery powered chargers for mobile devices (the Products). Activity to date has been limited to the development and marketing of the Products and the generation of pre-sales of the Products. The Company also has raised capital, and is in the process of raising additional capital to support the completion of its development activities and the sale of the Products.

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another company develops similar technology.

Going Concern

The financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time.

The Company had recorded total cumulative customer advance payments for prepaid sales amounts received from customers for the Products of $4,766,037 and $1,911,052, respectively, at December 31, 2019 and 2018, which are recorded as a liability on the Company's Balance Sheet and will not be recognized as revenue until the Products have shipped and title to the Products has passed. The Company had incurred a net loss of $2,406,931 and $884,514 for the years ended December 31, 2019 and 2018, respectively, had incurred a total accumulated deficit of $3,763,141 as of December 31, 2019 and requires additional capital for its contemplated business activities to take place. The Company plans to raise additional capital to carry out its business plan. The Company's ability to raise additional capital through future equity and debt securities issuances is unknown. Obtaining additional financing, the successful development of the Company's contemplated plan of operations, and its transition, ultimately, to profitable operations are necessary for the Company to continue business. In addition, the continued spread of COVID-19 and its impact on market conditions may limit the Company's ability to raise additional capital through equity and debt securities issuances. The ability to successfully resolve these factors raises substantial doubt about the Company's ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of the uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP")

Use of Estimates and Assumptions

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets, and revenues and expenses for the periods then ended. Actual results may differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of nine months or less when acquired to be cash equivalents. The Company places its cash with a high credit quality financial institution. The Company's accounts at this institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with bank balances exceeding the FDIC insurance limit on interest bearing accounts, the Company evaluates at least annually the rating of the financial institution in which it holds deposits. The Company held no cash equivalents December 31, 2019 and 2018.

Fair Value of Financial Instruments

The Company adopted Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures" ("ASC 820"), for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that requires the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of ASC 820 did not have an impact on the Company's financial position or operating results but did expand certain disclosures.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments (Continued)

These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The Company analyzes all financial instruments with features of both liabilities and equity under the Financial Accounting Standard Board's ("FASB") accounting standard for such instruments. Under this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts reported in the balance sheets for cash, prepaid expenses, loans to members, website costs, accounts payable and accrued expenses, and customer advance payments approximate their estimated fair market values based on the short-term maturity of these instruments. The carrying amounts of the notes payable and customer advance payments at December 31, 2019 and 2018 approximate their respective fair values based on the Company's incremental borrowing rate.

Revenue Recognition and Customer Advance Payments

The Company will recognize revenues from the sale of the Products when (a) pervasive evidence that an agreement exists between the Company and a customer; (b) the Products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. To date there has been no revenue.

Customer advance payments represents prepaid sales amounts received from customers for the Products. They are recorded as a liability and will not be recognized as revenue until the Products have shipped and title to the Products has passed.

Website Costs

The Website costs are capitalized and amortized over a period of 36 months. For the year ended December 31, 2019 and 2018 amortization expense was $109,734 and $38,891, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is taxed as a partnership for federal income tax purposes and, thus no federal and state income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to its members and reported on their individual tax returns. Pursuant to accounting guidance concerning a provision for uncertain income tax provisions in ASC 740-10, there are no uncertain income tax provisions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Research and Product Development Costs

Research and product development costs are expensed as incurred. These costs include professional fees and other costs related to development of the Products. The Company incurred $375,681 and $270,417, respectively, in research and product development costs for the years ended December 31, 2019 and 2018.

Related Party Transactions

Parties are considered to be related to the Company if the parties directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal members of the Company, its management, members of the immediate families of principal members of the Company and its management and other parties with which the Company may deal where one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions. All transactions shall be recorded at fair value of the goods or services exchanged or loans incurred with the related parties.

Property purchased from a related party is recorded at the cost to the related party and any payment to or on behalf of the related party in excess of the cost is reflected as compensation or distribution to related parties depending on the transaction.

NOTE 3 – CASH - MERCHANT PROCESSOR HELD RESERVES

Cash from merchant processor held reserves represents funds held in several merchant accounts as a reserve against possible future customer disputes or charge backs. The balance in the accounts were $734,337 and $538,675 at December 31, 2019 and 2018, respectively.

NOTE 4 – PAYMENTS TO RELATED PARTIES

The company paid $55,654 and $1,964, respectively, to the current members of MAGFAST LLC (NY), for the years ended December 31, 2019 and 2018. These amounts are included as part of "professional fees" in the Statement of Operations and Members Equity (Deficit).

NOTE 5 – NOTES PAYABLE

Notes payable represents a total of $64,584 of individual notes. The note holders will be entitled to 5% of the revenue, including pre-sales, of the Company for four years or until each note holder has received a multiple of the amount lent as shown in the table below as full payment for the total amount due to the note holders:

Total Loan			Loan Multiple
$500	-	$2,499	1.6×
$2,500	-	$4,999	2.0×
$5,000	-	$25,000	2.1×

The total amount payable to the note holders is $127,084, which includes $62,500, which represents the excess amount due over the original note amounts totaling $64,584. The $62,500 is reflected as interest expense on the Statement of Operations and Members' Equity (Deficit).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Manufacturing Agreement With Related Party

On July 15, 2017, MAGFAST LLC (NY) entered into an exclusive agreement with a third party to design and manufacture MAGFAST products. MAGFAST LLC (NY) has assigned this agreement to the Company as part of its acquisition of the assets and liabilities by the Company.

In accordance with the agreement, the Company agrees to purchase from the third party, and the third party agrees to sell to the Company at a price of 10% over the third party's gross FOB cost per unit. All purchase orders submitted to the third party shall be in writing and shall describe and specify the quantity of products ordered. The Company agrees, as terms of sale, to provide a 30% non-refundable deposit for inventory upon placement of any purchase order, and the balance due prior to the specified shipping date of finished goods in the purchase order. The agreement is for five years with automatic one-year renewals unless terminated per the terms of the contract.

NOTE 6 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

License Agreement with Related Party

On October 20, 2017, and as later amended on November 13, 2017, the Company entered into an exclusive license agreement with MAGFAST LLC (NY) for the use of trademarks, customer lists, website, and patents related to the MAGFAST Business. In consideration of this license, the Company was to pay MAGFAST LLC (NY) a license fee equal to seven and-one-half percent (7.5%) of the net sales price of MAGFAST products that use licensed material. The initial term of the license was for five years, with automatic annual renewals so long as the license fee provided was not less than $100,000 per quarter, and the Company had materially complied with all the material terms of this Agreement.

On March 18, 2020, MAGFAST LLC (NY) changed its name to Mischievous LLC (Mischievous). On August 30, 2020, the Company and Mischievous revised the above then existing licensing agreement. Under the terms of this revised licensing agreement the Company has the exclusive right, license and privilege to the Products in connection with their sale, offer for sale, or manufacture. The license under the agreement is royalty free and its term shall be perpetual, both subject to the Company's compliance with all of the material terms of the agreement. Mischievous may terminate the agreement in the event that the Company fails to register sales of at least $750,000 in any calendar year after 2021, and in the event the Company violates any covenants in the agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 10, 2020, the date the financial statements were available to be issued. The Company is not aware of any material subsequent events that would have a material impact on the financial statements except for those events previously disclosed in the notes to the financial statements.

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.